FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Enclosure No. 1 - Notice of Redemption

Enclosure 1

Notice of Redemption

National Westminster Bank Plc (the "Issuer")

The holders of the £325,000,000 Undated Subordinated Step-Up Notes of the Issuer, issued under its £3,000,000,000 Euro Medium Term Note Programme (ISIN Code: XS0102493508 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 21 January 2015. The amount of the Notes currently outstanding is £87,272,000.

The Notes are being redeemed pursuant to Condition 5.3 of the Notes (Optional Early Redemption (Call)) at par plus accrued and unpaid interest to the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  31 December 2014

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary